FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of                November,               2006.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
     Form 20-F                ☐                 Form 40-F                ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
     Yes                ☐ No               ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.
Attached as Exhibit 99.1 is Domtar Inc.’s unaudited reconciliation of Canadian and United States generally accepted accounting principles relating to Domtar’s unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and the unaudited consolidated financial statements for the twelve months ended December 31, 2005.

SIGNATURES
EXHIBIT INDEX
Interim Unaudited Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: November 20, 2006	By:	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary

FORM 6-K
Domtar Inc.
November 20, 2006
EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited reconciliation of Canadian and United States generally accepted accounting principles relating to the unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and the unaudited consolidated financial statements for the twelve months ended December 31, 2005.